UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

TOWERSTREAM CORP.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

892000 308

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[  ] Rule 13d-1(d)

CUSIP No. 892000 308

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Delaney Equity Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 31,897 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 31,897 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,897 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.09% (based on 394,399 shares of common stock outstanding as of January 5, 2018)
12	TYPE OF REPORTING PERSON BD

(1)	Represents shares of common stock held by Delaney Equity Group LLC. David Delaney is the Managing Member of Delaney Equity Group LLC and in such capacity has voting and dispositive power over the securities held by such entity.

CUSIP No. 892000 308

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David Delaney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 31,897 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 31,897 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,897 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.09% (based on 394,399 shares of common stock outstanding as of January 5, 2018)
12	TYPE OF REPORTING PERSON IN

(1)	Represents shares of common stock held by Delaney Equity Group LLC. David Delaney is the Managing Member of Delaney Equity Group LLC and in such capacity has voting and dispositive power over the securities held by such entity.

Item 1(a). Name of Issuer:

Towerstream Corp., a Delaware corporation (“Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

76 Hammarlund Way, Middletown, RI 02842

Item 2(a). Name of Person Filing.

The statement is filed on behalf of Delaney Equity Group, LLC and David Delaney (the “Reporting Persons”).

Item 2(b). Address of Principal Business Office or, if None, Residence.

2401 PGA Blvd., Suite 110, Palm Beach Gardens, FL 33410

Item 2(c). Citizenship.

Delaney Equity Group, LLC is organized in the State of Florida. David Delaney is a citizen of the United States.

Item 2(d). Title of Class of Securities.

Common Stock, par value $0.001.

Item 2(e). CUSIP Number.

892000 308

Item 3. Type of Person

Broker Dealer.

Item 4. Ownership.

(a)

Amount beneficially owned: 31,897 (1)

(b)

Percent of class: 8.09% (based on 394,399 shares of common stock outstanding as of January 5, 2018)

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote: 0

(ii)

Shared power to vote or to direct the vote: 31,897 (1)

(iii)

Sole power to dispose or to direct the disposition of: 0

(iv)

Shared power to dispose or to direct the disposition of: 31,897 (1)

(1)	Represents shares of common stock held by Delaney Equity Group LLC. David Delaney is the Managing Member of Delaney Equity Group LLC and in such capacity has voting and dispositive power over the securities held by such entity.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Delaney Equity Group, LLC

Date: January 30, 2018	By:	/s/ David Delaney
David Delaney, Managing Member

Date: January 30, 2018	/s/ David Delaney
David Delaney